Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total	%
31 Dec 08	31 Jul 09	Security	portfolio	Index1	Description
2	1	Samsung Electronics	3.6	2.4	Korea's top electronics manufacturer and a global leader in semiconductor production.
56	2	Gazprom	3.0	1.6	The largest natural gas producer and transporter in Russia.
1	3	America Movil	2.8	1.3	Latin America's largest cellular communications provider.
3	4	China Shenhua Energy	2.6	0.4	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
7	5	Reliance Industries	2.4	0.8	Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
16	6	Sasol	1.9	0.7	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
11	7	Industrial and Commercial Bank of China	1.8	1.0	A state-owned commercial bank in China and one of the world's largest banks.
10	8	Bharti Airtel	1.8	0.0	India's leading telecommunication services provider.
8	9	Vale	1.7	2.1	The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
17	10	DLF Ltd.	1.5	0.1	Major real estate development company based in India.

		Total companies 1 through 10	23.1	10.4

4	11	Taiwan Semiconductor Manufacturing	1.4	1.4	One of the world's largest semiconductor manufacturers.
30	12	Bank of China	1.3	0.9	One of China's largest commercial banks.
14	13	Banpu	1.3	0.1	Thailand-based energy company focused on coal mining and coal-fired power.
15	14	Anhui Conch Cement	1.1	0.1	China's largest producer and seller of cement and commodity clinker.
44	15	LG Electronics	1.1	0.3	Designs and manufactures appliances and home electronics.
9	16	AngloGold Ashanti	1.1	0.4	One of the world's largest gold producers.
25	17	BYD	1.0	0.1	One of the largest makers of rechargeable batteries.
20	18	Telmex International	1.0	0.1	Telecom operator mainly serving Brazil and Colombia, with an additional presence in Argentina, Chile, Ecuador and Peru.
6	19	Petroleo Brasileiro - Petrobras	1.0	3.3	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
86	20	Astra International	0.9	0.2	Manufactures and distributes automobiles, motorcycles and construction machinery. Also produces palm oil and provides information technology services.

		Total companies 1 through 20	34.3	17.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Top holdings by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 Jul 09	31 Jul 09		31 Dec 08	31 Jul 09	31 Jul 09
ENERGY	13.9	13.8	13.3	FINANCIALS	9.6	15.8	23.5
Gazprom		3.0		Industrial and Commercial Bank of China		1.8
China Shenhua Energy		2.6		DLF Ltd.		1.5
Reliance Industries		2.4		Bank of China		1.3
Sasol		1.9		Bumiputra-Commerce Holdings		0.8
Banpu		1.3		Itausa		0.8
Petroleo Brasileiro - Petrobras		1.0		China Construction Bank		0.6
OTHER		1.6		Housing Development Finance Corp.		0.6
				Shinhan Financial Group		0.6
				OTHERS		7.8
MATERIALS	11.9	11.8	13.6	INFORMATION TECHNOLOGY	12.0	13.0	13.4
Vale		1.7		Samsung Electronics		3.6
AngloGold Ashanti		1.1		Taiwan Semiconductor Manufacturing		1.4
Anhui Conch Cement		1.1		BYD		1.0
Nine Dragons Paper Industries		0.9		Tencent Holdings		0.9
Taiwan Cement		0.7		Hon Hai Precision Industry		0.8
OTHERS		6.3		OTHERS		5.3
				TELECOMMUNICATION SERVICES	16.4	12.2	8.9
INDUSTRIALS	7.2	7.0	8.4	America Movil		2.8
CCR		0.6		Bharti Airtel		1.8
Weichai Power		0.6		Telmex International		1.0
China Railway Construction		0.5		Bezeq		0.6
OTHERS		5.3		Telefonica 02 Czech Republic		0.5
				Telmex		0.5
				OTHER		5.0
CONSUMER DISCRETIONARY	7.3	8.2	6.8
LG Electronics		1.1		UTILITIES	3.7	3.1	3.8
Astra International		0.9		Energy Development Corp.		0.6
ANTA Sports Products		0.5		OTHERS		2.5
Genting		0.5
OTHERS		5.2		OTHER	1.3	1.1	0.0
				Capital International Private Equity Fund IV		0.4
CONSUMER STAPLES	6.2	7.4	5.6	OTHERS		0.7
Fomento Economico Mexicano		0.8
Hypermarcas		0.8		Total equity	90.3	93.9	100.0
Anadolu Efes		0.5		Total fixed income	2.7	2.5
Wilmer International		0.5		Total cash and equivalents	7.0	3.6
OTHERS		4.8		Total assets	100.0	100.0
HEALTH CARE	0.8	0.5	2.7
Bumrungrad Hospital		0.3
OTHERS		0.2

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	31 Dec 99	31 Dec 00	31 Dec 01	31 Dec 02	31 Dec 03	31 Dec 04	31 Dec 05	31 Dec 06	31 Dec 07	31 Dec 08	31 Jul 09	31 Jul 09
LATIN AMERICA	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	18.9	20.7
BRAZIL	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	10.3	14.0
MEXICO	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	7.4	4.1
CHILE	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	1.2	1.5
ARGENTINA	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.0	0.0
PERU	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.0	0.6
VENEZUELA	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	17.9	14.5
INDIA	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	9.8	7.8
MALAYSIA	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	2.9	3.0
INDONESIA	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	2.2	1.8
THAILAND	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.7	1.4
PHILIPPINES	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	1.1	0.5
PAKISTAN	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.0
SRI LANKA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0	0.0

FAR EAST ASIA	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	36.0	44.7
SOUTH KOREA	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	9.0	13.2
CHINA	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	19.2	19.0
TAIWAN	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	6.6	12.5
HONG KONG	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	1.2	0.0

EUROPE/MIDDLE EAST/ AFRICA	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	16.2	20.1
RUSSIAN FEDERATION	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	4.9	5.2
SOUTH AFRICA	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	5.2	7.2
ISRAEL	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	1.4	2.9
POLAND	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	1.2	1.3
TURKEY	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.5	1.6
HUNGARY	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.0	0.5
CZECH REPUBLIC	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.8	0.5
EGYPT	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	1.0	0.6
MOROCCO	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.3
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0
NIGERIA	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
CROATIA	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0	0.0
ESTONIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER[2]	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	4.9	0.0

Total equity	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	93.9	100.0
Fixed income	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7	2.5
Cash & equivalents	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0	3.6
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 4.3% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 Jul 09	31 Jul 09		31 Dec 08	31 Jul 09	31 Jul 09
LATIN AMERICA	21.2	18.9	20.7	EMERGING EUROPE/MIDDLE EAST/AFRICA	14.8	16.2	20.1
BRAZIL	10.3	10.3	14.0	SOUTH AFRICA	6.5	5.2	7.2
MEXICO	8.9	7.4	4.1	RUSSIAN FEDERATION	3.1	4.9	5.2
CHILE	1.8	1.2	1.5	ISRAEL	1.6	1.4	2.9
REPUBLIC OF COLOMBIA	0.1	0.0	0.6	TURKEY	0.9	1.5	1.6
PERU	0.1	0.0	0.5	POLAND	0.7	1.2	1.3
				EGYPT	1.1	1.0	0.6
				CZECH REPUBLIC	0.3	0.8	0.5
SOUTHEAST ASIA	16.1	17.9	14.5	HUNGARY	0.2	0.0	0.5
INDIA	7.9	9.8	7.8	MOROCCO	0.1	0.1	0.3
MALAYSIA	2.8	2.9	3.0	CROATIA	0.1	0.0	0.0
INDONESIA	2.3	2.2	1.8	SULTANATE OF OMAN	0.2	0.1	0.0
THAILAND	2.0	1.7	1.4
PHILIPPINES	1.0	1.1	0.5
PAKISTAN	0.0	0.1	0.0	OTHER[2]	3.6	4.9	0.0
SRI LANKA	0.1	0.1	0.0

FAR EAST ASIA	34.6	36.0	44.7	Total equity	90.3	93.9	100.0
CHINA	19.3	19.2	19.0	Total fixed income	2.7	2.5
SOUTH KOREA	7.3	9.0	13.2	Total cash and equivalents	7.0	3.6
TAIWAN	7.0	6.6	12.5	Total assets	100.0	100.0
HONG KONG	1.0	1.2	0.0

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 4.3% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 July 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
June	-1.32	-1.32	-1.40	-1.22
2nd qtr.	33.33	33.33	35.30	36.47
July	10.42	10.42	11.04	11.41

Lifetime return
Cumulative%	2,273.10	3,674.14	___	___
Annualized%	14.65	16.96	___	___

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 Jul 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 July 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
June	-1.32	-1.32	-1.40	-1.22
2nd qtr.	33.33	33.33	35.30	36.47
July	10.42	10.42	11.04	11.41

Lifetime return
Cumulative%	2,273.10	3,674.14	__	__
Annualized%	14.65	16.96	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 July 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of 30 June 2009

	Calendar
	YTD
	31 Jul 09	Q209	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	51.73	33.55	-22.50	7.43	18.42	10.72	9.13	14.21	18.00
- net of operating expenses	51.12	33.33	-23.08	6.68	17.59	9.95	8.34	13.27	16.97

MSCI Emerging Markets IMI with net dividends reinvested	53.84	36.47	-26.86	3.15	14.85	8.81	5.50	10.54	12.28

MSCI World Index with net dividends	15.71	20.94	-29.13	-7.63	0.46	-0.45	5.11	5.57	7.52

MSCI EAFE Index with net dividends	18.01	25.61	-31.19	-7.79	2.55	1.42	3.70	4.07	6.90

S&P 500 Index with income reinvested	10.97	15.93	-26.21	-8.22	-2.25	-2.22	6.91	7.73	8.61

Lifetime: 31 May 1986 - 31 July 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 31 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of 30 June 2009

	Calendar
	YTD
	31 Jul 09	Q209	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	51.73	33.55	-22.50	7.43	18.42	10.72	9.13	14.21	18.00
- net of operating expenses	51.12	33.33	-23.08	6.68	17.59	9.95	8.34	13.27	16.97

MSCI Emerging Markets IMI with net dividends reinvested	53.84	36.47	-26.86	3.15	14.85	8.81	5.50	10.54	12.28

MSCI World Index with net dividends	15.71	20.94	-29.13	-7.63	0.46	-0.45	5.11	5.57	7.52

MSCI EAFE Index with net dividends	18.01	25.61	-31.19	-7.79	2.55	1.42	3.70	4.07	6.90

S&P 500 Index with income reinvested	10.97	15.93	-26.21	-8.22	-2.25	-2.22	6.91	7.73	8.61

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Lifetime: 31 May 1986 - 31 July 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 31 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 Jul 09	31 Jul 09		31 Dec 08	31 Jul 09	31 Jul 09
ENERGY	13.9	13.8	13.3	HEALTH CARE	0.8	0.5	2.7
ENERGY EQUIPMENT & SERVICES	0.2	0.5	0.1	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	13.7	13.3	13.2	HEALTH CARE PROVIDERS & SERVICES	0.7	0.5	0.2
MATERIALS	11.9	11.8	13.6	PHARMACEUTICALS	0.1	0.0	2.4
CHEMICALS	0.6	0.7	2.5
CONSTRUCTION MATERIALS	3.3	3.4	1.2	FINANCIALS	9.6	15.8	23.5
CONTAINERS & PACKAGING	0.0	0.1	0.1	COMMERICAL BANKS	4.8	10.1	14.7
METALS & MINING	7.2	6.6	9.4	THRIFTS & MORTGAGE FINANCE	0.5	0.6	0.4
PAPER & FOREST PRODUCTS	0.8	1.0	0.4	DIVERSIFIED FINANCIAL SERVICES	0.5	0.6	1.6
INDUSTRIALS	7.2	7.0	8.4	CONSUMER FINANCE	0.0	0.0	0.1
AEROSPACE & DEFENSE	0.1	0.1	0.1	CAPITAL MARKETS	0.0	0.0	1.1
BUILDING PRODUCTS	0.0	0.0	0.2	INSURANCE	0.5	0.7	2.7
CONSTRUCTION & ENGINEERING	2.8	2.7	2.0	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.0	0.1	0.2
ELECTRICAL EQUIPMENT	1.2	1.2	0.7	REAL ESTATE MANAGEMENT & DEVELOPMENT	3.3	3.7	2.7
INDUSTRIAL CONGLOMERATES	0.6	0.4	2.0	INFORMATION TECHNOLOGY	12.0	13.0	13.4
MACHINERY	0.6	0.9	1.2	INTERNET SOFTWARE & SERVICES	2.3	2.3	0.7
TRADING COMPANIES & DISTRIBUTORS	0.1	0.1	0.3	IT SERVICES	0.4	0.8	1.5
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.4	0.8	0.5
AIR FREIGHT & LOGISTICS	0.0	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.0	0.0	0.2
AIRLINES	0.1	0.1	0.3	COMPUTERS & PERIPHERALS	0.8	1.1	1.8
MARINE	0.1	0.0	0.6	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	2.3	2.8	2.8
ROAD & RAIL	0.3	0.6	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	5.2	5.9
TRANSPORTATION INFRASTRUCTURE	1.3	0.9	0.6
CONSUMER DISCRETIONARY	7.3	8.2	6.8	TELECOMMUNICATION SERVICES	16.4	12.2	8.9
AUTO COMPONENTS	0.4	0.9	0.5	DIVERSIFIED TELECOMMUNICATION SERVICES	6.5	4.7	2.9
AUTOMOBILES	0.3	0.9	1.3	WIRELESS TELECOMMUNICATION SERVICES	9.9	7.5	6.0
HOUSEHOLD DURABLES	0.5	1.1	1.1	UTILITIES	3.7	3.1	3.8
LEISURE EQUIPMENT & PRODUCTS	0.3	0.0	0.1	ELECTRIC UTILITIES	2.9	2.4	2.1
TEXTILES, APPAREL, & LUXURY GOODS	0.4	1.4	0.5	GAS UTILITIES	0.0	0.0	0.4
HOTELS, RESTAURANTS & LEISURE	1.3	1.1	0.6	MULTI UTILITIES	0.0	0.0	0.1
DIVERSIFIED CONSUMER SERVICES	0.9	0.1	0.1	WATER UTILITIES	0.2	0.1	0.2
MEDIA	1.3	0.9	1.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.6	0.6	1.0
DISTRIBUTORS	0.3	0.1	0.2	OTHER	1.3	1.1	0.0
INTERNET & CATALOG RETAIL	0.0	0.0	0.1	EMERGING MARKET FUNDS/PARTNERSHIPS	1.3	1.1	0.0
MULTILINE RETAIL	0.6	0.8	0.6	Total equity	90.3	93.9	100.0
SPECIALTY RETAIL	1.0	0.9	0.6	Total fixed income	2.7	2.5
CONSUMER STAPLES	6.2	7.4	5.6	Total cash and equivalents	7.0	3.6
FOOD & STAPLES RETAILING	1.7	1.3	1.2	Total assets	100.0	100.0
BEVERAGES	1.0	2.6	1.1
FOOD PRODUCTS	2.0	1.8	2.0
TOBACCO	0.3	0.3	0.6
HOUSEHOLD PRODUCTS	1.2	1.3	0.4
PERSONAL PRODUCTS	0.0	0.1	0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPs is a trademark owned by CFA Institute.

Notable purchases and sales
Emerging Markets Growth Fund
31 December 2008 - 31 July 2009

Purchases			Sales
Security name	Amount ($)	New	Security Name	Amount ($)	Eliminated
Gazprom	268,293,713		Harmony Gold Mining	126,604,279
Sasol	113,223,369		Rosneft	92,625,676	■
Bharti Airtel	69,190,498		Telekomunikasi Indonesia	80,321,009
Itausa	65,840,710		China Shenhua Energy	60,804,494
Industrial and Commerical Bank of China	64,703,687		China High Speed Transmission Equipment	54,218,731
Cathay Financial Holding	57,179,073	■	Gmarket	53,020,211	■
Turk Telekom	50,933,478	■	Taiwan Semiconductor Manufacturing	52,801,156
Tencent Holdings	46,791,647		BRF - Brasil Foods	50,326,607	■
Bank Pekao	43,580,584	■	China Mobile Ltd.	42,697,425
Samsung Electronics	42,775,879		Alibaba.com	42,300,629
Acer	42,096,752	■	Cemig	41,250,420
LG Chem	42,086,633	■	Shangri-La Asia	41,195,954
Bank of China	41,296,492		OGX	36,708,524	■
Genting	39,096,772	■	MediaTek	36,664,589
Tenaris	38,603,377		BYD	34,337,374
LG Electronics	37,683,317		COSCO Pacific	34,083,456	■
Shinhan Financial Group	37,517,922		SINOPEC	33,998,104	■
Wistron	34,659,663	■	New Oriental Education Technology Group	33,211,931
Hypermarcas	32,841,935		Genting Malysia	33,044,641	■
Eurasian Natural Resources	32,715,532		Wal-Mart de Mexico	28,292,375	■

Reflects largest purchases and sales of commmon stock. Excludes depository receipts, fixed income, and other non-equity securities.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Profile
June 30, 2009
Emerging Markets Growth Fund

Capital International takes an expansive view of the emerging markets, investing across countries, sectors and the market capitalization spectrum. We treat benchmarks as reference points but invest in a much wider opportunity set that encompasses the entire investable universe. The diversity afforded by our multiple portfolio manager system combined with independent, on-the-ground research underpins all of our investments. As emerging markets become more globally integrated, managers and analysts also benefit from the insights of developed-equity, fixed-income and private equity investment professionals at Capital International as they seek to achieve long-term growth of capital and income.

Objective			Strategy characteristics
Provide long-term growth of capital by investing in companies across the developing world.			Invest in: ■ Emerging markets equities
Asset in strategy: $10.8 billion
Portfolio managment team			Strategy inception date: 1986
Team averages 27 years of investment experience			Minimum account size: $0.1 million (qualified purchases only)
■ Christopher Choe	■ Victor Kohn	■ Lisa Thompson	Benchmark: MSCI Emerging Markets IMI
■ David Fisher	■ Luis Oliveira	■ Shaw Wagener
Research portfolio

Investment process
A core belief in independent research, a long-term focus and the multiple perspectives inherent to Capital International's multiple portfolio manager system define our investment process.  Four global managers, two regional managers and 16 investment analysts contribute to high level of portfolio diversification.

As active managers, we have found value throughout the developing world as markets have evolved, but our approach has remained the same since the inception of our strategy more than 20 years ago. Independent, first-hand research is fundamental aspect of our process. Most anlaysts at Capital International have made research their careers, establishing long-standing relationships with key corporate managers and policymakers over the course of several business and market cycles.  We thoroughly analyze the prospects of each company regardless of its market index weighting, gathering information from on-site visits in order to determine each company's business prospects, management and competitive position within a local and global context.

We aim to fully understand the social, economic, cultural and political factors that contribute to the long-term outlook for each company as well as the markets and industries within which they operate.  Investments in commodities, energy and technology companies, for instance, may be based on research by several dedicated emerging markets analysts, combined with extensive discussion among a developed-market analyst, a fixed-income or macroeconomic analyst, and several managers, all looking at similar data points from different angles and perspectives.  These exchanges also help identify the best ways to invest in longer term trends such as infrastructure development, urban growth and growing consumer demand in emerging markets.

We have comprehensive framework for managing risk.  Our fundamental research process and multiple manager approach help diversify risk, while Capital International's independent portfolio control and compliance teams monitor compliance with client guidelines and market regulations.

Emerging markets equity at Capital
The Capital organization's first emerging markets equity fund was launched in 1986, more than one year prior to the inception of the MSCI Emerging Markets Index.  We continue to have one of the largest dedicated emerging markets research efforts in the investment management business.  Our emerging markets team is an integral part of Capital International's broader global investment group, closely ingteracting with the developed-market equity, debt and private equity research teams and benefiting from a cross-pollination of investment ideas as markets and economies become more globalized.

Investment Results
	YTD	Q209	1 year	3 years	5 years	10 years	15 years
Emerging Markets Growth Fund[1]
- gross[2]	37.35%	33.55%	-22.50%	7.43%	18.42%	10.72%	9.13%
- net[3]	36.86	33.33	-23.08	6.68	17.59	9.95	8.34
MSCI Emerging Markets IMI[4]	38.08	36.47	-26.86	3.15	14.85	8.81	5.50

Portfolio composition			Risk characteristics (based on monthly returns)
	Portfolio[5]	Index[4]
Country exposure				Standard deviation		Information ratio		Tracking error
				3yrs	5 yrs	3 yrs	5 yrs	3yrs	5 yrs
Latin America	20.0%	20.5%
Southeast Asia	17.9	14.7	Emerging Markets Growth Fund3	28.59%	24.87%	0.78	0.76	5.50%	4.69%
Far East Asia	34.6	44.2	MSCI Emerging Markets IMI[4]	32.12	27.81
Europe/Middle East/Africa	16.1	20.6

Sector Exposure			Outlook and strategy

■  A smattering of positive economic data has furthered hopes that the global economy has seen the worst of the recent crisis.  Although the world will continue to face major challenges, emerging markets economies are better poised for recovery than developed ones in our view.  China is a major force in the global economy, yet we recognize that demand from China alone cannot pull the world, or the rest of Asia, out of recession.  We expect, however, that China's large fiscal stimulus will continue to boost certain areas of the nation's economy, including infrastructure development.  We also believe that rising domestic demand and large consumer bases will support growth in other emerging markets, while stimulus measures should boost infrastructure development.

Energy	15.3%	14.0%
Materials	9.7	13.5
Industrials	7.1	8.6
Consumer discretionary	7.9	6.7
Consumer staples	7.3	5.5
Health care	0.7	2.7
Financials	15.4	23.4
Information technology	11.7	12.3
Telecom services	13.0	9.4
Utilities	3.4	3.9
			■ We have invested heavily in some consumer-oriented stocks and are increasing our investments in infrastructure-related companies across the board while reducing some holdings in materials. Although our position in financials remains the largest relative underweight in the portfolio, we have started to increase our investments in this area as global financial conditions improve. We continue to find value in telecommunications, which is still a growth area in the emerging markets, and in energy companies, many of which remain attractively valued even after the recent rally.

		%
Turnover (one year)		67.9

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods make losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call (800) 421-0180, extension 96245.

All data as of 30 June 2009 unless otherwise specified.
Results are in US$. Periods greater than on year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
[1]Emerging Markets Growth Fund (EMGF). The Fund operated as a closed-end fund until 1 July 1999. This exhibit must be accompanied or preceded by a current prospectus for the Fund.
[2]Gross of operating expenses. This reflects the investment results of EMGF after adding back fund operating expenses, such as custodial and investment management fees.
[3]Net of operating expenses. Total return percentages are calculated from net asset value assuming all distributions are reinvested.
4MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter. All indices are unmanaged.
[5]Includes 4.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's private equity funds.
Capital International uses a multiple portfolio manager system that divides portfolios into multiple segments. In this system, differences of opinion are common, and the opinions expressed by an individual do not necessarily reflect the consensus of the team. The statements expressed herein are informed opinions, are as of the date noted, and are subject to change at any time based on market or other conditions. This publication is intended merely to highlight issues and is not intended to be comprehensive or to provided advice.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request. GIPS® is a trademark owned by CFA Institute.